                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. _____________)


                              Silverado Foods, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                   828342105
          -------------------------------------------------------------
                                 (CUSIP Number)


                                 Andrew Richards
                            Swander Pace Capital LLC
                        345 California Street Suite 2500
                             San Francisco, CA 94104
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 9, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






-----------------
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

   1  NAME OF REPORTING PERSONS
      Swander Pace Capital LLC

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      94-3252812
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]    (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,220,009
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,220,009 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      00
--------------------------------------------------------------------------------

   1  NAME OF REPORTING PERSONS
      Swander Pace Capital Fund, L.P.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      94-3279163
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]    (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,220,009
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,220,009 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

   1  NAME OF REPORTING PERSONS
      SPC GP Fund, LLC

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      94-3287425
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]    (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,220,009
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,220,009 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      00
--------------------------------------------------------------------------------

   1  NAME OF REPORTING PERSONS
      SPC Executive Advisers Fund, LLC

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      94-3287426
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]    (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,220,009
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,220,009 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      00
--------------------------------------------------------------------------------

   1  NAME OF REPORTING PERSONS
      JB Handley

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]    (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,220,009
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,220,009 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

   1  NAME OF REPORTING PERSONS
      Andrew Richards

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]    (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,220,009
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,220,009 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Swander Pace Capital, LLC or its affiliates, that they are the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Silverado Common Stock"), of Silverado Foods, Inc. ("Silverado"). The principal executive offices of Silverado are located at 6846 South Canton, Suite 110, Tulsa, Oklahoma 74136.

ITEM 2.   IDENTITY AND BACKGROUND

        (a) The name of the persons filing this statement are: Swander Pace Capital, LLC, a Delaware limited liability company; Swander Pace Capital Fund, L.P., a Delaware limited partnership; SPC GP Fund, LLC, a Delaware limited liability company; SPC Executive Advisers Fund, LLC, a Delaware limited liability company; JB Handley ("Handley"); and Andrew Richards ("Richards"). Handley and Richards are each a Managing Director of Swander Pace Capital, LLC, which entity is the sole general partner of Swander Pace Capital Fund, L.P. and the sole manager of each of SPC Executive Advisers Fund LLC and SPC GP Fund LLC, which funds collectively have entered into the Voting Agreement as described in
Item 4 below. All references in this Form 13-D to "SPC" refer collectively to these affiliated entities. SPC is in the business of investing in retail consumer-product companies.

        (d) During the past five years, neither SPC, Handley nor Richards has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither SPC, Handley nor Richards was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Each of Handley and Richards are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        To facilitate the consummation of the Sale (as defined in Item 4 below), a shareholder of Silverado has entered into a Voting Agreement with SPC as described in Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

        (a) - (b) Pursuant to an Agreement of Stock Purchase and Sale dated as of August 14, 1998 (the "Purchase Agreement") by and among SPC, Silverado and Mom's Best Services, Inc., a Florida corporation and wholly-owned subsidiary of Silverado ("Sub"), and subject to the conditions set forth therein (including approval by the shareholders of Silverado), (i) Silverado will contribute substantially all of its assets to Sub and Sub, in exchange, will issue shares of its capital stock to Silverado, (ii) Sub will repurchase certain of its shares held by Silverado and (iii) SPC will purchase 90 percent of the shares of capital stock of Sub then outstanding (such transactions being referred to herein collectively as the "Sale").






                                       1.

        The consummation of the Sale is subject to the satisfaction or waiver of closing conditions for the benefit of SPC and closing conditions for the benefit of Silverado, as set forth in Articles 9 and 10 of the Purchase Agreement.

        The description of the transactions contemplated by the Purchase Agreement contained in this Item 4 is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.1.

        As an inducement to SPC to enter into the Purchase Agreement, Lawrence
D. Field ("Field") has entered into a Voting Agreement dated as of September 9, 1998 (the "Voting Agreement") with SPC concerning 4,220,009 shares of Silverado Common Stock held by Field. Pursuant to Section 2.1 of the Voting Agreement, Field has agreed, subject to the limitations imposed by Sections 1145-1155 of the Oklahoma General Corporation Act, which may restrict the vote of certain of Field's shares, to vote the Silverado Common Stock owned by him in favor of the Sale, the execution and delivery by Silverado of the Purchase Agreement and the adoption and approval of the terms thereof, including any action required in furtherance thereof. As part of the Voting Agreement, Field has delivered to SPC an irrevocable proxy granting SPC the authority to vote the shares of Silverado Common Stock owned by Field with respect to the matters described above. SPC did not pay any additional consideration to Field in connection with the execution and delivery of the Voting Agreement or his irrevocable proxy. Field retains the right to vote his shares of Silverado Common Stock in his discretion with respect to matters other than those identified in the Voting Agreement. Field also has agreed, pursuant to Section 3.1 of the Voting Agreement, that he will not, either directly or indirectly, offer, agree or otherwise sell, assign, pledge, hypothecate, encumber, transfer, exchange, or dispose of any shares of Silverado Common Stock held by him, or grant any options or warrants to purchase any shares of Silverado Common Stock, or any securities or rights convertible into or exchangeable for shares of Silverado Common Stock, whether owned directly or indirectly Field or with respect to which Field has or acquires the power of disposition, without the prior written consent of SPC.

        The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

        (c) Pursuant to the terms of the Purchase Agreement, (i) Silverado will contribute substantially all of its assets to Sub and Sub, in exchange, will issue shares of its capital stock to Silverado, (ii) Sub will repurchase certain of its shares held by Silverado and (iii) SPC will purchase 90 percent of the shares of capital stock of Sub then outstanding.

        (d) None.

        (e) None.

        (f) None.

        (g) None.

        (h) None.

        (i) Not Applicable.





                                       2.

        (j) Not Applicable.

        (k) Other than as described above, SPC currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) -
(i) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) As a result of the Voting Agreement, SPC has obtained shared power to vote an aggregate of 4,220,009 shares of Silverado Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 27.5% of the issued and outstanding shares of Silverado Common Stock as of August 4, 1998.

        (c) Not Applicable.

        (d) Not Applicable.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as described in Item 4 above, to SPC's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Silverado, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

----------------------------------------------------------------------------------------------
     EXHIBIT NO.                                     DESCRIPTION
----------------------------------------------------------------------------------------------
         99.1           Agreement of Stock  Purchase and Sale dated as of August 14, 1998 (the
                        "Purchase Agreement") by and among SPC, Silverado and Sub.

----------------------------------------------------------------------------------------------
         99.2           Voting  Agreement dated as of September 9, 1998 by and between SPC and
                        Field.
----------------------------------------------------------------------------------------------








                                       3.

ITEM 8.


SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 21, 1998


/s/ JB Handley
-------------------------------        SWANDER PACE CAPITAL LLC
JB Handley

/s/ Andrew Richards                    /s/ Andrew Richards
-------------------------------        ----------------------------------
Andrew Richards                        Andrew Richards Managing Director

                                       SWANDER PACE CAPITAL FUND, L.P.,
                                       By:  Swander Pace Capital, L.L.C.

                                       By: /s/ Andrew Richards
                                       ----------------------------------
                                       Andrew Richards, Managing Director

                                       SPC EXECUTIVE ADVISERS FUND LLC
                                       By:  Swander Pace Capital, L.L.C.

                                       By: /s/ Andrew Richards
                                       ----------------------------------
                                       Andrew Richards, Managing Director


                                       SPC GP FUND LLC,
                                       By: Swander Pace Capital, L.L.C.

                                       By: /s/ Andrew Richards
                                       ----------------------------------
                                       Andrew Richards, Managing Director










                                       4.

                                 EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------

   99.1 Agreement of Stock Purchase and Sale dated as of August 14, 1998 (the "Purchase Agreement") by and among SPC, Silverado and Sub.

   99.2 Voting Agreement dated as of September 9, 1998 by and between SPC and Field.